CHINA INDUSTRIAL WASTE MANAGEMENT, INC.
No. 1 Huaihe West Road
E-T-D Zone
Dalian, PRC 116600

March 12, 2009

CORRESP

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:           Edward M. Kelly, Senior Counsel

Re:	China Industrial Waste Management, Inc.
Registration Statement on Form S-1
Filed December 12, 2008
SEC File No. 333-156104

Ladies and Gentlemen:

We are writing to respond to the staff’s letter dated January 5, 2009, relating to our Registration Statement on Form S-1 (SEC File No. 333-156104), filed on December 12, 2008 (the “Registration Statement”).  Reference is also made to Amendment No. 1 to the Registration Statement which is being filed contemporaneously herewith (“Amendment No. 1”).

We respond to the staff’s comments as follows:

Selling Security Holders, page 53

1.           The disclosure in the second paragraph indicates that the selling security holders will be offering all of their securities under the prospectus. However, the disclosure in the table on page 54 indicates that each selling security holder will own securities following the offering in the form of warrants. Please revise accordingly.

Response to Staff Comment 1:

The disclosure has been revised to eliminate references to the selling security holders selling all of their securities under the prospectus. Please see page 53 of Amendment No. 1.

2.           For any beneficial owner such as MMH Group LLC and Conine Capital Corp. that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared investment control over the securities held by the beneficial owner. See Questions 140.01 and 140.02 under Section 140 in our July 3, 2008 Compliance & Disclosure Interpretations of Regulation S-K that are available on the Commission’s website at http://www.sec.gov.

Response to Staff Comment 2:

The footnotes to the selling security holder table have been revised to provide, with respect to each selling security holder that is not a natural person, the identity of the natural person having sole or shared investment control over the securities held by the beneficial owner. Please see page 54 of Amendment No. 1.

United States Securities and
   Exchange Commission
March 12, 2009

3.           Other than Ancora Growth Fund China LP whose affiliate, Ancora Securities, Inc., is a broker-dealer, disclosure states that none of the selling security holders is a broker-dealer or a broker-dealer’s affiliate. For any selling security holder that is a broker-dealer’s affiliate, include disclosure that this broker-dealer’s affiliate:

•	Purchased the securities to be resold in the ordinary course of business.

•	Had no agreement or understanding, directly or indirectly, with any person to distribute the securities at the time of their purchase.

If China Industrial Waste Management is unable to make the two representations noted above in the prospectus, China Industrial Waste Management must state in the prospectus that the selling security holder is an underwriter. Language such as “may be deemed to be” an underwriter is unacceptable [if] the selling security holder is an affiliate of an underwriter that cannot make the two representations.

Response to Staff Comment 3:

The Company has now disclosed the identity of each selling security holder that is either a broker-dealer or an affiliate of a broker-dealer, and, as to each, has included the two representations referenced by the staff. Please see page 55 of Amendment No. 1.

Legal Matters, page 57

4.           Include counsel’s address as required by paragraph 23 of Schedule A of the Securities Act.

Response to Staff Comment 4:

The address of counsel to the Company has now been disclosed. Please see page 57 of Amendment No. 1.

Where You Can Find Additional Information, page 57

5.           Include China Industrial Waste Management’s Commission file number for filings under the Exchange Act.

Response to Staff Comment 5:

The Company’s Commission file number for filings under the Exchange Act has now been added under the section entitled “Where You Can Find Additional Information.” Please see page 57 of Amendment No. 1.

Undertakings, page II-3

6.           Include the Rule 430C undertakings required by subparagraph (ii) of Item 512(a)(5) of Regulation S-K.

Response to Staff Comment 6:

Part II of the Registration Statement now includes the Rule 430C undertaking from subparagraph (ii) of Item 512(a)(5) of Regulation S-K. Please see page II-4 of Amendment No. 1.

United States Securities and
   Exchange Commission
March 12, 2009

Signatures, page II-5

7.           The registration statement must be signed also by China Industrial Waste Management’s principal accounting officer or controller. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signature on Form S-1, and revise.

Response to Staff Comment 7:

The signature page to the Registration Statement now includes the signature of the Company’s principal accounting officer. Please see signature page of Amendment No. 1.

Exhibit Index

8.           Include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Response to Staff Comment 8:

The exhibit index required by Rule 102(d) of Regulation S-T has been added. Please see newly added Exhibit Index in Amendment No. 1.

Exhibit 5.1

9.           Since the 1,941,192 shares of common stock being registered under this registration statement have been issued to the selling security holders, the purpose of the statement “and the balance of the Registerable Shares or when issued”. . .” in the third paragraph is unclear. Please revise or advise.

Response to Staff Comment 9:

Exhibit 5.1 has been amended to delete the referenced language and clarify that all of the Registerable Shares are issued and outstanding. Please see Exhibit 5.1 to Amendment No. 1.

If you have any further questions or comments, please contact our counsel, Steven I. Weinberger, Esq., Schneider Weinberger & Beilly LLP, 2200 Corporate Blvd., NW, Suite 210, Boca Raton, FL 33431, (561) 362-9595 (telephone), (561) 362-9612 (facsimile) and steve@swblaw.net (email).

Very truly yours, CHINA INDUSTRIAL WASTE MANAGEMENT, INC. /s/ Dong Jinqing Dong Jinqing President and Chief Executive Officer